SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.) *

ZURA BIO LIMITED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
G9TY5A101
(CUSIP Number)

December 12, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ x ] Rule 13d-1(b)
[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. NAME OF REPORTING PERSON
Athanor Capital, LP ID: 32-0520630

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [x ]
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF 5. SOLE VOTING POWER
4,801,633 Shares
SHARES
BENEFICIALLY
 6. SHARED VOTING POWER
OWNED BY  *0 Shares
EACH REPORTING
 7. SOLE DISPOSITIVE POWER
PERSON  4,801,633 Shares
WITH
 8. SHARED DISPOSITIVE POWER
  *0 shares
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
*4,801,633 Shares
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
** 11.01%
12. TYPE OF REPORTING PERSON PN, IA
* As of December 12, 2023

** Based on 43,593,678 shares outstanding, as reported in the Issuer's 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 13, 2023.

1. NAME OF REPORTING PERSON

Parvinder Thiara

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ](b) [ ]
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH 5. SOLE VOTING POWER
4,801,633 Shares
 6. SHARED VOTING POWER
*0 Shares
 7. SOLE DISPOSITIVE POWER
4,801,633 shares
 8. SHARED DISPOSITIVE POWER
*0 shares
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
*4,801,633 shares
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
**11.01%
12. TYPE OF REPORTING PERSON IN
* As of December 12, 2023

** Based on 43,593,678 shares outstanding, as reported in the Issuer's 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 13, 2023.

SCHEDULE 13G

Item 1(a). Name of Issuer

Zura Bio Limited

Item 1(b). Address of Issuer's Principal Executive Offices

4225 Executive Square, Suite 600 La Jolla, CA 92037

Item 2(a). Name of Person Filing

Athanor Capital, LP Parvinder Thiara

The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file this statement jointly in accordance with the provisions of Rule 13d- 1(k) (1) under the Act is attached hereto as Exhibit A.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is c/o Athanor Capital, LP 142 W 57th Street Suite 09-126 (11th Floor for Mail), New York, NY 10019.
Item 2(c). Citizenship

Athanor Capital is a Delaware limited partnership. Parvinder Thiara is a citizen of the United States.

Item 2(d). Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value ("the common stock") Item 2(e). CUSIP Number
G9TY5A101X

Item 3. If this statement is filed pursuant to  240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [  ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ X] An investment adviser in accordance with 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).
(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

[ ] If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  .

Item 4. Ownership

(a) This schedule 13G is being filed by and on behalf of the following (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Athanor Capital, LP ("Athanor Capital")

(ii) Athanor Capital GP, LLC ("Athanor Capital GP")

(iii) Athanor Master Fund, LP (the "Master Fund")

(iv) Athanor Capital Partners, LP ("Master GP")

(v) Athanor International Master Fund, LP (the "International Master Fund", and together with the Master Fund, the "Funds")

(vi) Athanor International Fund GP, LP ("International Master GP")

(vii) Parvinder Thiara

The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

(b) The principal business address of each Reporting Person is c/o Athanor Capital, LP, 142 W 57th St. Suite 09-126, New York, NY 10019.

(c) The Funds are private investment partnerships, the principal business of which is to make investments. The principal business of Master GP is to act as the general partner of the Master Fund. The principal business of International Master GP is to act as the general partner of the International Master Fund. The principal business of Athanor Capital is to act as the investment adviser to the Funds. The principal business of Athanor Capital GP is to act as the general partner of Athanor Capital. Parvinder Thiara is the managing member of (i) Athanor Capital GP, (ii) Athanor Capital Partners GP, LLC, the general partner of Master GP, and (iii) Athanor International Fund Ultimate GP, LLC, the general partner of International Master GP.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Athanor Capital is a Delaware limited partnership. Athanor Capital GP is a Delaware limited liability company. The Master Fund is a Cayman Islands limited partnership. Master GP is a Delaware limited partnership. The International Master Fund is a Cayman Islands limited partnership. International Master GP is a Delaware limited partnership. Parvinder Thiara is a citizen of the United States.

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Athanor Master Fund, LP ("AMF") is the record owner of 3,357,742 shares (the "AMF Shares") and Athanor Capital, LP by virtue of the beneficial ownership detailed in Item 4 may be deemed to be the beneficial owner of the AMF Shares.

Athanor International Master Fund, LP ("AIMF") is the record owner of 1,443,891 shares (the "AIMF Shares") and Athanor Capital, LP by virtue of the beneficial ownership detailed in Item 4 may be deemed to be the beneficial owner of the AMF Shares.

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Zura Bio Limited that it directly owns.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 12, 2023

Athanor Capital, LP
By: Athanor Capital GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title:   Authorized Signatory

Athanor Capital GP, LLC

By:
Name: Nicholas Fernandez Title:   Authorized Signatory

Athanor Master Fund , LP
By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Athanor Capital Partners, LP
By: Athanor Capital Partners GP, LLC, its general partner

By:   Name: Nicholas Fernandez Title: Authorized Signatory

Athanor International Master Fund , LP
By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Athanor International Fund GP, LP
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Parvinder Thiara

By:
Name: Parvinder Thiara, individually

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 12, 2023

Athanor Capital, LP
By: Athanor Capital GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title:   Authorized Signatory

Athanor Capital GP, LLC

By:
Name: Nicholas Fernandez Title:   Authorized Signatory

Athanor Master Fund , LP
By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Athanor Capital Partners, LP
By: Athanor Capital Partners GP, LLC, its general partner

By:
Name: Nicholas Fernandez
Title: Authorized Signatory

Athanor International Master Fund , LP
By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Athanor International Fund GP, LP
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:
Name: Nicholas Fernandez Title: Authorized Signatory

Parvinder Thiara

By:
Name: Parvinder Thiara, individually